SUB-ITEM 77D

         MFS Global Telecommunications Fund, MFS Japan Equity Fund, MFS Managed Sectors Fund, and MFS Technology Fund, Series of MFS Series Trust I, changed the percentage of net assets in which such fund invests in order to meet its investment objective as described in the supplement, dated May 1, 2002, to the fund's current prospectus, as filed with the Securities and Exchange Commission on May 1, 2002. Such description is hereby incorporated by reference.

         MFS Global Asset Allocation Fund, a Series of MFS Series Trust I, changed its status from a non-diversified fund to a diversified fund, as described in the supplement, dated July 31, 2002, to the fund's current prospectus, as filed with the Securities Exchange Commission on August 1, 2002. Such description is hereby incorporated by reference.